EXHIBIT 1



July 16, 2002

Mr. Ranjit Samantrai
Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005


Dear Sir,

                            Resignation of Director

Please be informed that Mr. D. Sengupta, Chairman of General Insurance Corporation of India (GIC) who was appointed as a Director of the Bank on May 3, 2002 has tendered his resignation as a Director of the Bank with effect from June 30, 2002, consequent upon his retirement as the Chairman of GIC.

This is for your information.


Yours faithfully,

/s/ Nilesh Trivedi

Nilesh Trivedi